FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 14, 2005

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report dated April 14, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: April 14, 2005

Exhibit 1- Form 6k

April 14, 2004

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

April 14, 2005.

3.

News Release

News release was issued on April 14, 2005 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia –Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to report that it has been invited to give a company presentation at the first CIBC World Markets Global Gaming and Gaming Technology Conference which will take place on Tuesday, April 19, 2005, in Toronto, Canada. The first CIBC World Markets Global Gaming and Gaming Technology Conference is by invitation only.  There will be presentations at this conference by senior management from leading public gaming and gaming technology companies based in both Europe and North America.

5.

Full Description of Material Change

LVFH INVITED TO GIVE PRESENTATION AT GLOBAL GAMING & GAMING TECHNOLOGY CONFERENCE

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH .Berlin Stock Exchange

Vancouver, British Columbia –Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to report that it has been invited to give a company presentation at the first CIBC World Markets Global Gaming and Gaming Technology Conference which will take place on Tuesday, April 19, 2005, in Toronto, Canada. The first CIBC World Markets Global Gaming and Gaming Technology Conference is by invitation only.  There will be presentations at this conference by senior management from leading public gaming and gaming technology companies based in both Europe and North America.

LVFH is also pleased to report that this morning on ROBTV during a program titled “Gaming Industry Outlook”, the Company was featured by Robert Winslow, Analyst, Wellington West Capital Markets.  This particular program may be viewed as of tomorrow by visiting www.ROBTV.com and clicking the heading which reads, “View all past Video”.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 14th day of April, 2005.